Exhibit 99.3
METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
METAL STORM COMPLETES
MISSION PAYLOAD MODULE CONTRACT
Brisbane, Australia — Tuesday, 10 May 2011: Metal Storm Limited.
Defence technology specialist Metal Storm Limited has announced that Metal Storm Incorporated (MSI) has completed all of the requirements under the Mission Payload Module Non-Lethal Weapon System (MPM-NLWS) Technology Development Phase contract. The US Government has provided written confirmation that all Contract Data Deliverables have been received and accepted.
Metal Storm has been a participant in the program since 2005 when the Marine Corps began evaluating alternative solutions for the MPM program. This latest phase of the Procurement Process required the development of a non-lethal payload with suppressive effects. This was subjected to exhaustive testing by the U.S. Marine Corps. Additionally, a representative system was developed and fitted to the Marine Corps Transparent Armoured Gun Shield (MCTAGS) to facilitate evaluation of human systems integration.
The Metal Storm FireStorm™ MPM system mounted to the MCTAGS, providing a non-lethal complement to the M2 .50 calibre heavy machine gun
Metal Storm, Inc. President, Peter D. Faulkner stated, “Our participation in the Technology Development phase of the program allowed Metal Storm and its team members to better understand the unique requirements of the MPM program. We were able to solve many of the difficult challenges in developing a system that maximizes the incapacitating effects while at the same time, minimizing the risk of significant injury to the targeted personnel.”

Metal Storm Limited
ACN 064 270 006
Metal Storm developed a version of its FireStorm that can deliver a large volume of non-lethal munitions at ranges up to 150 meters. The munition was co-developed with Safariland, (a division of BAE) which was demonstrated in a series of tests witnessed by the U.S. Marine Corps.
John Kapeles, Safariland Site Director, Operations and Engineering said “Safariland, a BAE Systems Company, is proud to partner with Metal Storm, Inc., on the MPM-NLWS development and demonstration program. Safariland’s primary area of focus was development and characterization of an explosive payload design to meet the system requirements for light and sound stimuli, personnel incapacitation, and non-lethal effects. The successful payload characterization tests conducted as part of this effort demonstrated a significant improvement in the ability to meet operational requirements requiring a robust, reliable and quantifiable non-lethal human effect. The non-lethal human effects, combined with the high-volume payload delivery made possible by the Metal Storm launcher system, will provide the warfighter an increased capability to project non-lethal force accurately at extended ranges.”
Mr. Faulkner said “The next step in the Marine Corps acquisition process will be the Engineering & Manufacturing Development (EMD) phase. Under EMD, the selected system will be more fully developed to a production ready state. We are anticipating the source selection process for EMD to begin in Q4 of this year.”
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contacts:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.